SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a press release issued in Japan, the home jurisdiction of Kirin Holdings Company, Limited, on September 30, 2010 (Tokyo time), and also issued in the United States on September 30, 2010.   The English translation of the press release is also available at http://www.mercian.co.jp/e/news/pdf/20100930.pdf.  The press release was also disclosed in Japanese through TDNET, which is administered by the Tokyo Stock Exchange, on September 30, 2010 (Tokyo time).

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura

 (Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

September 30, 2010

(Date)

Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This press release relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

September 30, 2010
To whom it may concern:
Company Name: Mercian Corporation
Name of Representative: President and CEO Hiroshi Ueki
(Code Number: 2536 TSE ・OSE First Section)
Contact Information: Personnel and General Affairs Department
Takahisa Kato
TEL: 03-3231-3922

Notice Concerning Convocation of Extraordinary General Meeting of Shareholders
and Determination of Proposal

At the meeting of the Board of Directors today, Mercian Corporation resolved to convene an extraordinary general meeting of shareholders.  This resolution has been made following the “Notice Concerning the Setting of the Record Date for the Convocation of the Extraordinary General Meeting of Shareholders” as of August, 27, 2010, setting September 15, 2010 as the record date, to convene an extraordinary general meeting of shareholders, where a proposal, etc., for approval of the share exchange agreement (hereinafter referred to as “Share Exchange Agreement”), making Kirin Holdings Company, Limited (hereinafter referred to as “Kirin Holdings”) the wholly-owning parent company and making Mercian Corporation its wholly-owned subsidiary, is to be placed on the agenda.  The details are as follows.

Description

1. Time and Date of the Meeting:	Friday 10:00 a.m., November 5, 2010

2. Place of the Meeting:	New Pier Hall, 1st floor of New Pier Takeshiba North Tower 11-1, Kaigan 1 Chome, Minato-ku, Tokyo

3. Proposal to be Placed:	Approval of Share Exchange Agreement between Mercian Corporation and Kirin Holdings Company, Limited

For the details of the Share Exchange Agreement, please refer to “Execution of Share Exchange Agreement by and between Kirin Holdings Company, Limited and Mercian Corporation,” which had been announced on August 27, 2010 by Mercian Corporation and Kirin Holdings.